Manaia Collective

OFFERING MEMORANDUM

facilitated by



Manaia Collective

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Manaia Collective
State of Organization	MO
Date of Formation	05/13/2021
Entity Type	Limited Liability Company
Street Address	1989 Main St, Kansas City MO, 64108
Website Address	Manaiacollective.com

(B) Directors and Officers of the Company

Key Person	Howard Hanna
Position with the Company Title First Year	 manager 2021
Other business experience (last three years)	• **Manager** (Soigne Productions, LLC., 7/27/2016 - current) -- Chef and owner of Ça Va champagne bar and restaurant, and the managing partner of the company • **Manager** (Roundtable Hospitality, LLC., 12/21/2010 - 11/01/2021) -- Chef and owner of The Rieger restaurant and the managing partner of the company

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Howard Hanna	100%

(D) The Company's Business and Business Plan

The Team

Howard Hanna, Chef

Howard Hanna is an award-winning chef and restaurateur based in Kansas City, Missouri.

He is known for establishing relationships with farmers, his commitment to sustainability, and promoting inclusive hospitality. Howard put down roots in KC after graduating first in his class from the Culinary Institute of America in New York in 2003 and garnering valuable experience in some of NYC's great restaurants, including Union Square Cafe.

Howard's eclectic tastes and approachable midwestern style have earned him recognition by the James Beard Award Foundation as a two-time semifinalist for Best Chef: Midwest. He opened his first restaurant, The Rieger, in 2010 which became known as one of Kansas City's landmark restaurants until closing in late 2020 amidst the Covid 19 pandemic.

In 2014, Howard followed up on The Rieger's success by opening Ça Va, a champagne bar and bistro which has garnered national attention.

Before closing the Rieger, Chef Howard and his team transitioned the restaurant into the Crossroads Community Kitchen working to salvage food that may have gone to waste while feeding food insecure people in Kansas City and keeping his staff working while many restaurants were shut down or laying people off. During the spring and summer of 2020, the Crossroads Community Kitchen served over 85,000 meals to people in need, an accomplishment that Howard and the Rieger team will be proud of for years to come.

Chef Hanna was invited by the James Beard Foundation to attend Chef's Bootcamp for Policy and Change in 2017. He received international exposure in 2018 by hosting a pop-up at Chambre Noir, a natural wine bar in Paris, participating in the US-Japan Leadership Conference in Kyoto and Tokyo in 2019, and cooking at Tuscany's Podere Ciona Winery where he composed his menu entirely from the inspiration taken from local ingredients. Howard is actively involved in the fight for workers' rights and other social justice causes and was asked to speak at a press conference in the US Capitol alongside Congressional leaders in support of a bill to raise the federal minimum wage. Howard loves to travel and explore other cultures, and most of his extended family lives overseas in Samoa and Aotearoa/New Zealand, but he is always proud to represent Kansas City by showing off the best of what the Midwest has to offer.

Kyle Gardner, Operations Manager

Kyle Gardner is a well-respected leader, bartender and friend in the Kansas City restaurant industry, passionate about a more fair, inclusive and viable model of work.

A KC native, he learned to appreciate the farm-to-table lifestyle from a young age. Growing up on a small farm, he fished all summer long, with winters spent hunting quail and pheasant alongside his father. This instilled him with great pride of residence.

As Kyle fell in love with hospitality, he realized the importance of a restaurant serving the community it's within – largely influenced by Chef Ken Baker, owner of the now-closed Pachamamas. Kyle's interest in wine evolved into a real passion for the entire world of spirits, and he developed into a talented bartender, growing a few programs locally as well as working for world class bars abroad.

Kyle is most well-known for helming the bar program at Manifesto and the Rieger, that both pleased the local regulars and drew the destination travelers. When the business was forced to close its doors due to Covid-19, Kyle was fundamental in the development of a Community Kitchen that fed the food insecure and fought food waste – serving over 85,000 meals to neighbors in 5 months.

The community kitchen's egalitarian structure was essential to the success and satisfaction of the crew. As flexibility and adaptability became the most important attributes for navigating a restaurant model during a pandemic, it was obvious to Kyle that this same approach needs to be applied to all future endeavors, a core tenet for him in his role at Manaia.

Small Axe

A progressive city diner for every customer.

- Welcoming: We're approachable and accessible for both customers and entry level hospitality workers who need an opportunity to learn.
- Progressive: Our menu offers a modern, imaginative take on classic diner fare. Our vision for the business takes a radical approach.
- Energetic: Our space bright and buzzy. Our people are lively and upbeat. We're a meeting place for our neighbors.
- Vibrant: Our space is filled with energy and elements of nature. It could easily live in a large metropolitan city, but it's uniquely Kansas City.

Afi

A wine bar with a worldview.

- A Broad Worldview: We're exploring indigenous ingredients and techniques from North America and beyond. Our Hearth oven is the common ingredient.
- Deep Respect: We approach food with a deep respect, quest for learning, and acknowledging our limitations of knowledge.
- Experience: We're creating a unique experience—we're introducing guests to a hybrid of styles, cultures, and cuisines.
- Community-Focused: We support small producers, caretakers of the land, and women-owned and BIPOC-owned suppliers.

To Investors

You have the opportunity to be part of something larger than just a singular investment. This is an investment in our community and the future of hospitality. Our model, focused on resiliency and change, can make a real impact for employees, the community, and the company's bottom line. We need forward-thinking investors like you to help us change the industry standard.

To the Community

We believe restaurants should support the community that supports them. We're creating gathering spaces that are welcoming and accessible to all community members, regardless of race, gender, sexual orientation, disability, religion, or economic status. We're giving back to the organizations in the community who support our neighbors. Our community is the soul of this business.

To Employees

The restaurant industry is broken. We're reimagining the system by creating a hospitality business that gives power to its people. We believe every hospitality worker deserves living wages, healthcare, benefits, work/life balance, opportunities for advancement, a safe and healthy workplace, and an opportunity to have a real career in the hospitality industry that improves the lives of the worker and their families. We want you to be a part of this revolution with us.

OUR MESSAGE

To Our Customers

You expect more than just good food when dining at local restaurants. We know you want to be welcomed, appreciated, and seen. Our model empowers our employees to take ownership in the guest experience by giving them tangible ownership in the business. We're creating an environment where our employees want to invest their time, and our guests feel the difference.

Emphasis on Community

Being engaged in direct democracy at the work place makes us more likely to be engaged in the community. We use our space to support the community that supports us.

- We give back to the community through pay-what-you-can meals.
- We give back through community partnerships like Thelma's Kitchen, volunteering at local farms, and the like.

Power to the People

This is not just a restaurant model—it's a movement. We are revolutionizing the industry and giving the power back to the people.

- We are building community leaders
- We take everyone's point of view seriously.
- We're offering real power to our employees.

Healthy Environments

We believe creating a healthy work environment is good for employees, customers, and the business.

- Top down, hierarchical workplaces can create toxicity. The co-op model provides transparency and little power differential.
- We focus on culture training from the beginning. Antiracism and gender discrimination training are part of our staff onboarding experience
- We provide resources for those who need help through partnerships with Ben's Friends, Alcoholics Anonymous, and by making healthcare accessible.

Sustainability in All Areas

Sustainability for the business, its employees, the community, and the environment is imperative in this new model

- The co-op model allows the business to thrive through higher productivity, lower turnover, employee engagement, efficiency, and institutional knowledge.
- Employees are invested because the new model gives them a path to financial sustainability. What's good for the community is good for the business.
- We source product from the best farmers with the best practices

Opportunity for Growth

In the industry today, opportunities for advancement and ownership are inequitable. We want to change that.

- All employees have the opportunity to own a piece of the business through a co-op model.
- We want to empower employees to have the ability to build a career in the hospitality industry.
- We believe the model should allow employees to reach their financial goals, whether it's home ownership, retirement, travel, or supporting their families.

Quality of Life

We believe that offering a good quality of life is imperative to attract and retain talent. The following is a list that we plan on making available to our employees:

- Livable wages ($20/hr+)
- Paid time off
- Sick pay
- Maternity/paternity leave
- Health/vision/dental
- Maximum Salary to limit disparity

Our Beliefs

Every hospitality worker deserves living wages, healthcare, benefits, work/life balance, opportunities for advancement, a safe and healthy workplace, and an opportunity to have a real career in the hospitality industry that improves the lives of the worker, their families, and the community as a whole. We believe every restaurant worker, regardless of their position or class, should have a voice in the workplace.

The Manaia Story

The restaurant industry is broken!

- Hospitality businesses are, by and large, completely broken. As we've witnessed during the pandemic, the lack of sustainability for business owners and poor quality of life for employees threatens to destroy the industry.
- In fact, a third of hospitality workers won't return to the industry because they want higher pay, better benefits, and a new work environment.
- Substance abuse rates in the industry are higher than most industries.
- Building a career in hospitality is more challenging than ever. Yet, we have an opportunity to reimagine the system.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	April 11, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Costs	$94,000	$235,000
Mainvest Compensation	$6,000	$15,000
TOTAL	$100,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 5.0%[2]
Payment Deadline	2027-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.45 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.26%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	2.0%
$137,500	2.8%
$175,000	3.5%
$212,500	4.2%
$250,000	5.0%

[3] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.45x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Howard Hanna	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Private Holder	$150,000	3.25%	06/02/2025	Promossory note, Maturity date is 36 months after the first full month of operation;

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Manaia Collective LLC's fundraising. However, Manaia Collective LLC may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,271,400	$3,598,540	$3,850,437	$4,042,958	$4,164,246
Cost of Goods Sold	$772,850	$850,135	$909,644	$955,125	$983,778
Gross Profit	$2,498,550	$2,748,405	$2,940,793	$3,087,833	$3,180,468
EXPENSES					
Rent	$131,424	$134,709	$138,076	$141,527	$145,065
Utilities	$68,000	$69,700	$71,442	$73,228	$75,058
Salaries	$1,099,600	$1,209,560	$1,294,228	$1,358,939	$1,399,706
Insurance	$73,128	$74,956	$76,829	$78,749	$80,717
Equipment Lease	$6,600	$6,600	$6,600	$6,600	$6,600
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$8,000	$8,000	$8,000	$8,000	$8,000
Operating Profit	$1,105,798	$1,238,730	$1,339,315	$1,414,330	$1,458,701

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V